Exhibit 3

FOR IMMEDIATE RELEASE	29 August 2017

WPP plc (“WPP”)

Director’s Dealing

WPP was notified that on 24 August 2017, Mr Tarek Farahat, Non-executive Director of the Company, purchased 220 WPP plc ADRs at an average price of $93.5276 per ADR. Following this purchase, Mr Farahat’s holding is now 420 WPP ADRs (equivalent to 2,100 ordinary shares).

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204

END